Exhibit 12.1

United Insurance Holdings Corp.

Ratio of Earnings to Fixed Charges

Unaudited

(dollars in thousands)

	Six Months Ended June 30, 2013	Years Ended December 31,
		2012	2011	2010	2009	2008
Earnings:
Pre-tax income from continuing operations	7,246	15,714	13,016	(1,408)	6,327	41,603
Fixed charges	94	394	583	1,799	3,209	2,830

Total Earnings	7,340	16,108	13,599	391	9,536	44,433

Fixed Charges:
Interest expensed and capitalized	80	355	548	1,608	2,758	2,713
Amortized premiums, discounts and capitalized expenses related to debt	—	—	—	159	419	98
Interest within rental expense	14	39	35	32	32	19

Total Fixed Charges	94	394	583	1,799	3,209	2,830

Ratio of Earnings to Fixed Charges	78.28	40.89	23.34	.22	2.97	15.70

Rent Expense	172	486	434	394	394	241
Estimated Interest %	8%	8%	8%	8%	8%	8%

Estimated Interest within rental expense	14	39	35	32	32	19